Dreyfus Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT November 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Money Market Fund, Inc., covering the six-month period from June 1, 2004, through November 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Although the U.S. economy recently has alternated between signs of weakness and strength, the Federal Reserve Board has raised short-term interest rates four times since June 2004. This shift in monetary policy represents the first increases in short-term rates in more than four years, and many analysts believe that additional increases may follow in 2005. As a result, tax-exempt money market yields have begun to rise from the historically low levels of the past few years.

At times such as these, when market conditions are in a period of transition, we believe it is especially important for investors to stay in close touch with their financial advisors. Your financial advisor can help you rebalance your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus Municipal Money Market Fund, Inc. perform during the period?

For the six-month period ended November 30, 2004, the fund produced an annualized yield of 0.79%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 0.80%.[1]

We attribute these results to gradually rising interest rates over the reporting period as the Federal Reserve Board (the "Fed") began to move away from an aggressively accommodative monetary policy. In general, tax-exempt money market yields ended the reporting period at their highest levels in approximately two years.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, tax-exempt municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

When the reporting period began, evidence of stronger economic growth and potentially rising inflationary pressures had already arisen when new data showed unexpectedly strong job growth and energy prices rose sharply. Faced with these potential inflationary pressures, investors concluded that the Fed was likely to begin raising short-term interest rates sooner than they previously had expected. Indeed, between June and November, the Fed implemented four increases, which collectively represented the first rate hikes in approximately four years, doubling the overnight federal funds rate from 1% to 2%. In anticipation of the Fed's rate increases, money market yields began to rise in the spring, especially at the longer end of the maturity spectrum.

In general, tax-exempt money markets also were influenced during the reporting period by their own supply-and-demand dynamics. Rising tax revenues enabled many states to end their most recent fiscal years with budget surpluses, leading to a reduction in the supply of new short-term municipal securities compared to the same period one year earlier. At the same time, demand for tax-exempt money market securities remained strong from individual and institutional investors seeking capital preservation. These factors put downward pressure on tax-exempt money market yields.

Although early in the reporting period we maintained the fund's weighted average maturity in a range that was longer than industry averages, we soon allowed the fund's weighted average maturity to move lower as it became apparent that the Fed was likely to begin raising short-term rates. This change was designed to give us greater flexibility to capture higher yields as they became available. To achieve this position, we purchased securities with shorter maturities and increased the fund's holdings of variable-rate demand notes on which yields are reset weekly.

Although the U.S. economy appeared to hit a "soft patch" in the summer and early fall, the Fed continued to raise short-term interest rates in an attempt to forestall an acceleration of inflation. Accordingly, we generally maintained the fund's focus on variable-rate demand notes, shorter-maturity municipal notes and commercial paper through the end of the reporting period.

What is the fund's current strategy?

As of November 30, demand for municipal securities with shorter maturities remained high as investors remained reluctant to purchase securities with one year maturities in a rising interest-rate environment. Strong demand, coupled with a reduced supply of newly issued securities, has helped keep tax-exempt yields relatively low at the shorter end of the money market maturity spectrum and generally higher yields at the longer end. To attempt to capture higher yields, we have begun to gradually increase the fund's holdings of municipal notes with maturities in the six- to eight-month range, and the fund's weighted average maturity ended the reporting period in a position that was in line with industry averages.

December 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from June 1, 2004 to November 30, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 2.96
Ending value (after expenses)	$1,004.00

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2004

Expenses paid per $1,000†	$ 2.99
Ending value (after expenses)	$1,022.11

† *Expenses are equal to the fund's annualized expense ratio of .59%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2004 (Unaudited)

Tax Exempt Investments—101.9%	Principal Amount ($)	Value ($)
Alabama—.7%		
Jefferson County, Sewer Revenue, Refunding, VRDN 1.66% (Insured; XLCA and Liquidity Facility; Regions Bank)	6,615,000 [a]	6,615,000
Arizona—1.4%		
Maricopa County Industrial Development Authority, MFHR Refunding, VRDN (San Clemente Apartments Project) 1.72% (Insured; FNMA and Liquidity Facility; FNMA)	10,000,000 [a]	10,000,000
Salt River Project Agricultural Improvement and Power District, Electric Systems Revenue, Refunding 5%, 1/1/2005	2,750,000	2,759,008
Arkansas—1.0%		
Pulaski County Public Facilities Board, MFHR, VRDN (Chapelridge Project) 1.77% (LOC; Regions Bank)	5,650,000 [a]	5,650,000
West Memphis Public Facilities Board, MFHR, Refunding VRDN (Meadows Apartments Project) 1.72% (Insured; FHLMC)	3,550,000 [a]	3,550,000
California—4.8%		
State of California, GO Notes, CP 1.70%, 12/8/2004 (LOC: Bank of America, Banque Paribas, Bayerische Landesbank, DEPFA Bank PLC, Dexia Credit Locale, Helaba Bank, JPMorgan Chase Bank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co. and WestLB AG)	8,000,000	8,000,000
California Housing Finance Agency, Revenue, VRDN:		
(Home Mortgage) 1.70% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	10,000,000 [a]	10,000,000
(Multi Family Housing III) 1.79% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	8,335,000 [a]	8,335,000
FHLMC Multifamily VRDN Certificates, Revenue, VRDN 1.82% (Liquidity Facility; FHLMC and LOC; FHLMC)	17,897,555 [a]	17,897,555
Colorado—4.6%		
Colorado Educational and Cultural Facilities Authority College and University Revenue, VRDN (Fuller Project) 1.77% (LOC; Key Bank)	10,000,000 [a]	10,000,000
City and County of Denver, Airport Revenue, VRDN:		
1.74% (Insured; CIFG and Liquidity Facility; Bayerische Landesbank)	5,000,000 [a]	5,000,000
Refunding 1.80% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000 [a]	10,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Colorado (continued)		
Mountain Village Housing Authority, Housing Facilities Revenue, VRDN (Village Court Apartments Project) 1.82% (LOC; U.S. Bank NA)	7,585,000 a	7,585,000
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Industrial Revenue, VRDN 1.78%	10,000,000 a	10,000,000
Connecticut−.9%		
State of Connecticut, Special Tax Obligation Revenue (Transportation Infrastructure) 3%, 7/1/2005	4,000,000	4,022,920
City of West Haven, GO Notes, BAN 2%, 1/27/2005	4,000,000	4,000,554
Delaware−1.2%		
Delaware Economic Development Authority, MFHR, VRDN (School House Project) 1.85% (LOC; HSBC Bank USA)	6,900,000 a	6,900,000
Sussex County, IDR, VRDN (Pats Inc. Project) 1.92% (LOC; M&T Bank)	4,235,000 a	4,235,000
District of Columbia−4.8%		
District of Columbia, Enterprise Zone Revenue, VRDN (Trigen-PepCo Energy Services) 1.77% (LOC; M&T Bank)	12,400,000 a	12,400,000
Metropolitan Washington Airport Authority Transportation Revenue, CP:		
1.70%, 12/6/2004 (Liquidity Facility; WestLB AG)	7,000,000	7,000,000
1.95%, 12/14/2004 (Liquidity Facility; WestLB AG)	25,000,000	25,000,000
Florida−5.5%		
Broward County Housing Finance Authority, VRDN: MFHR (Cypress Grove Apartments) 1.73%		
(LOC; Sun America Inc.)	13,230,000 a	13,230,000
SFMR, Merlots Program 1.79% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1,900,000 a	1,900,000
Jacksonville Electric Authority, Electric Revenue, CP:		
1.80%, 12/2/2004 (Liquidity Facility; WestLB AG)	7,200,000	7,200,000
1.90%, 3/3/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000	10,000,000
Kissimmee Utility Authority, Electric Revenue, CP 1.68%, 1/13/2005 (Liquidity Facility; JPMorgan Chase Bank)	10,000,000	10,000,000
County of Palm Beach, Health Care Facilities Revenue, VRDN (Morse Obligation Group) 1.70% (LOC; Key Bank)	7,940,000 a	7,940,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Georgia−3.9%		
Conyers Housing Authority, MFHR, VRDN 1.75% (LOC; Amsouth Bank)	4,000,000 a	4,000,000
De Kalb County Housing Authority, MFHR, VRDN (Forest Columbia Apartments Project) 1.82% (LOC; First Tennessee Bank)	8,500,000 a	8,500,000
Gwinnett County Development Authority, IDR, VRDN (Suzanna's Kitchen Inc. Project) 1.75% (LOC; Wachovia Bank)	6,400,000 a	6,400,000
Savannah Economic Development Authority Industrial Revenue, VRDN (Home Depot Project) 1.74%	17,000,000 a	17,000,000
Hawaii−.8%		
Hawaii Pacific Health, Special Purpose Revenue, VRDN (Department of Budget and Finance) 1.76% (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	7,000,000 a	7,000,000
Illinois−7.4%		
City of Chicago, Sales Tax Revenue, VRDN Merlots Program 1.74% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	10,000,000 a	10,000,000
Illinois Health Facilities Authority Health Care Facilities Revenues: (Evanston Health Corp.):		
1.89%, 2/17/2005	15,000,000	15,000,000
1.85%, 3/10/2005	10,000,000	10,000,000
1.88%, 3/17/2005	5,000,000	5,000,000
1.60%, 3/31/2005	9,000,000	9,000,000
VRDN (Helping Hand Rehabilitation Center) 1.69% (LOC; Fifth Third Bank)	2,880,000 a	2,880,000
Lake County, MFHR, VRDN (Grand Oaks Apartments Project) 1.73% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000 a	9,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN 1.82% (Liquidity Facility; The Bank of New York and LOC: FHLMC, FNMA and GNMA)	3,440,000 a	3,440,000
University of Illinois, University Revenue, VRDN Merlots Program 1.74% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,500,000 a	3,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Indiana−2.4%		
Indiana Health Facility Financing Authority Health Care Facilities Revenue, VRDN (Clark Memorial Hospital Project) 1.78% (LOC; Bank One)	9,310,000 [a]	9,310,000
Indiana Housing Finance Authority, SFMR 1.25%, 1/6/2005	4,165,000	4,165,000
Indianapolis Local Public Improvement Bond Bank Revenue 2%, 1/6/2005	6,050,000	6,053,970
City of Shelbyville, EDR, VRDN (K-T Corp. Project) 1.82% (LOC; PNC Bank)	2,655,000 [a]	2,655,000
Iowa−2.0%		
State of Iowa, Revenue, TRAN 3%, 6/30/2005	10,000,000	10,067,194
Iowa Finance Authority, SFMR 1.37%, 2/3/2005 (Liquidity Facility; DEPFA Bank PLC)	8,500,000	8,500,000
Kansas−.6%		
Kansas Development Finance Authority, MFHR Refunding, VRDN (Chesapeake Apartments Project) 1.69% (LOC; FHLB)	5,500,000 [a]	5,500,000
Kentucky−5.9%		
Kenton County Airport Board, Special Facilities Revenue, VRDN (Airis Cincinnati LLC) 1.75% (LOC; Deutsche Bank)	38,000,000 [a]	38,000,000
Kentucky Asset Liability Commission, General Fund Revenue, TRAN 3%, 6/29/2005	10,000,000	10,060,545
City of Somerset, Industrial Building Revenue, VRDN (Wonderfuel LLC Project) 1.82% (LOC; Bank of America)	6,320,000 [a]	6,320,000
Louisiana−.5%		
Ouachita Parish Industrial Development Board IDR, VRDN (Garret Manufacturing LLC Project) 1.87% (LOC; Regions Bank)	4,495,000 [a]	4,495,000
Maryland−1.2%		
County of Baltimore, Revenue, Refunding, VRDN (Shade Tree Trace) 1.75% (LOC; M&T Bank)	5,920,000 [a]	5,920,000
Maryland Community Development Administration Department of Housing and Community Development Revenue, Residential Program 1.25%, 12/21/2004	3,725,000	3,725,000
Maryland Economic Development Corporation Revenue, VRDN (Todd/Allan Printing Facility) 1.92% (LOC; M&T Bank)	1,795,000 [a]	1,795,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Massachusetts–2.8%		
Town of Edgartown, GO Notes, BAN 2%, 1/19/2005	10,318,078	10,328,307
Gill-Montague Regional School District, GO Notes BAN 3%, 7/29/2005	5,000,000	5,040,636
City of Leominster, GO Notes BAN 2.75%, 5/12/2005	6,000,000	6,024,434
City of New Bedford, GO Notes BAN 2%, 2/25/2005	4,000,000	4,002,115
Michigan–2.0%		
Birmingham Economic Development Corporation, LOR VRDN (Brown St. Association Project) 1.92% (LOC; ABN-AMRO)	1,700,000 [a]	1,700,000
Detroit Downtown Development Authority, LR, Refunding VRDN (Millender Center Project) 1.85% (LOC; HSBC Bank USA)	7,000,000 [a]	7,000,000
State of Michigan, GO Notes 3.50%, 9/30/2005	10,000,000	10,122,463
Minnesota–.4%		
Minnesota Housing Finance Agency Revenue, Residential Program 1.25%, 5/18/2005	3,745,000	3,745,000
Mississippi–1.8%		
Mississippi Business Finance Corporation, College and University Revenue, VRDN (Belhaven College Project) 1.75% (LOC; First Tennessee Bank)	9,180,000 [a]	9,180,000
University Educational Building Corporation, College and University Revenue, VRDN (Campus Improvements Project) 1.72% (Insured; MBIA and Liquidity Facility; Amsouth Bank)	7,600,000 [a]	7,600,000
Nebraska–2.9%		
Nebhelp Incorporated, College and University Revenue VRDN, Multiple Mode Student Loan 1.74% (Insured; MBIA and Liquidity Facility; Lloyds TSB Bank PLC)	26,480,000 [a]	26,480,000
New Hampshire–2.4%		
New Hampshire Business Finance Authority, IDR, VRDN (Keeney Manufacturing Co. Project) 1.74% (LOC; Bank of America)	4,500,000 [a]	4,500,000
New Hampshire Health and Education Facilities Authority Health Care Facilities Revenue, VRDN: (Catholic Medical Center) 1.70% (LOC; Citizens Bank of Massachusetts)	9,815,000 [a]	9,815,000
(South New Hampshire Medical Center) 1.78% (Insured; Radian Bank and LOC; Bank of America)	8,000,000 [a]	8,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York–3.1%		
Metropolitan Transportation Authority Transportation Revenue, CP 1.88%, 4/11/2005 (LOC; ABN-AMRO)	5,000,000	5,000,000
New York State Environmental Authority GO Notes, CP 1.83%, 1/27/2005 (LOC: Bayerische Landesbank and Helaba Bank)	5,000,000	5,000,000
New York State Thruway Authority Highway Tolls Revenue 2%, 4/1/2005	5,000,000	5,007,767
Port Authority of New York and New Jersey Special Obligation Revenue, VRDN (Versatile Structure Obligation) 1.66% (Liquidity Facility; Landesbank Hessen-Hessen-Thuringen Girozentrale)	5,000,000 a	5,000,000
Rockland County, GO Notes, TAN 2%, 3/24/2005	9,000,000	9,014,098
Ohio–1.8%		
Lake County, Hospital Facilities Revenue, VRDN (Lake Hospital Systems Inc.) 1.76% (Insured; Radian Bank and Liquidity Facility; Bank of America)	12,000,000 a	12,000,000
Lorain County, Independent Living Facilities Revenue VRDN (Elyria United Methodist Project) 1.69% (LOC; Bank One)	4,625,000 a	4,625,000
Oregon–.6%		
Oregon Facilities Authority, MFHR, VRDN (Vintage at Bend Apartments) 1.72% (Insured; FNMA Liquidity Facility; FNMA)	5,500,000 a	5,500,000
Pennsylvania–12.0%		
Dauphin County General Authority, Revenue VRDN 1.75% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank N.V.)	17,000,000 a	17,000,000
Franklin County Industrial Development Authority Industrial Revenue, VRDN (Menno Haven Project) 1.72% (Insured; Radian Bank and Liquidity Facility; Bank of America)	15,670,000 a	15,670,000
Lancaster County Hospital Authority, Senior Living Facilities Revenue, VRDN: (Luthercare Project) 1.75% (LOC; M&T Bank)	17,565,000 a	17,565,000
(QuarryVille Presbyterian) 1.70% (LOC; M&T Bank)	7,485,000 a	7,485,000
(Willow Valley Retirement Project) 1.78% (Insured; Radian Bank and Liquidity Facility; Bank of America)	10,000,000 a	10,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Montgomery County Higher Education and Health Authority, Revenue, VRDN (Pennsylvania Higher Education and Health Loan):		
1.73% (LOC; M&T Bank)	8,775,000 [a]	8,775,000
1.75% (LOC; M&T Bank)	11,680,000 [a]	11,680,000
State of Pennsylvania, GO Notes, VRDN Merlots Program 1.74% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,370,000 [a]	3,370,000
Pennsylvania Higher Educational Facilities Authority College and University Revenue, Refunding, VRDN (Carnegie Mellon University) 1.67% (Liquidity Facility; JPMorgan Chase Bank)	12,480,000 [a]	12,480,000
Scranton-Lackawanna Health and Welfare Authority Revenue, Refunding (Mercy Health System) 5.25%, 1/1/2005 (Insured; MBIA)	1,435,000	1,439,147
Susquehanna County Industrial Development Authority Industrial Revenue, VRDN (Pennfield Corp. Project) 1.88% (LOC; Fulton Bank)	4,925,000 [a]	4,925,000
Tennessee−.2%		
Blount County Public Building Authority, Revenue, VRDN (Local Government Public Improvement) 1.69% (Insured; AMBAC and Liquidity Facility; Regions Bank)	2,280,000 [a]	2,280,000
Texas−15.1%		
City of Austin, Water and Wastewater Systems Revenue VRDN, Merlots Program 1.74% (Insured; FSA and Liquidity Facility; Wachovia Bank)	6,415,000 [a]	6,415,000
Dallas Area Rapid Transit Authority, Transportation Revenue CP 1.85%, 1/24/2005 (Liquidity Facility: Bayerische Landesbank, Landesbank Baden-Wuerttemberg, State Street Bank and Trust Co. and WestLB AG)	7,500,000	7,500,000
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue VRDN, Merlots Program 1.79%, (Insured; FSA and Liquidity Facility; Wachovia Bank)	3,530,000 [a]	3,530,000
Greater Texas Student Loan Corporation Student Loan Revenue, VRDN 1.72% (LOC; State Street Bank and Trust Co.)	10,000,000 [a]	10,000,000
Harris County Health Facilities Development Corporation Health Care Facilities Revenue, VRDN (St. Luke Episcopal Hospital) 1.68% (Liquidity Facility: Bank of America, Bayerische Landesbank, JPMorgan Chase Bank and Northern Trust Co.)	11,000,000 [a]	11,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Texas (continued)		
Harris County Industrial Development Corporation SWDR, VRDN (Deer Park Refining) 1.79%	8,000,000 a	8,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding, VRDN (Motiva Enterprises Project) 1.82%	5,000,000 a	5,000,000
Revenue Bond Certificate Series Trust, Revenue, VRDN:		
(Dewitt) 1.95% (GIC; AIG Funding Inc.)	8,265,000 a	8,265,000
(Heather Lane Apartments) 1.95% (GIC; AIG Funding Inc.)	10,600,000 a	10,600,000
(Landings) 1.95% (GIC; AIG Funding Inc.)	8,475,000 a	8,475,000
City of San Antonio:		
Water and Sewer Revenue, CP 1.90%, 1/13/2005 (Liquidity Facility; Bank of America)	14,000,000	14,000,000
Water Revenue, VRDN, Merlots Program 1.74% (Liquidity Facility; Wachovia Bank)	6,000,000 a	6,000,000
State of Texas, Revenue, TRAN 3%, 8/31/2005	10,000,000	10,103,740
Texas Department of Housing and Commerce SFHR, CP 1.86%, 12/16/2004 (LOC; Bayerische Landesbank)	15,000,000	15,000,000
Texas Department of Housing and Community Affairs SFMR 1.95%, 8/3/2005 (GIC; CDC Funding Corp.)	5,000,000	5,000,000
University of Texas System Board of Regents Education Revenue, CP 1.40%, 12/6/2004	10,000,000	10,000,000
Utah—1.0%		
County of Weber, Revenue, TRAN 2.50%, 12/30/2004	9,500,000	9,507,846
Virginia—1.6%		
Richmond Industrial Development Authority, Revenue VRDN (Cogentrix of Richmond Project):		
1.71%, Series A (LOC; BNP Paribas)	5,000,000 a	5,000,000
1.71%, Series B (LOC; BNP Paribas)	9,500,000 a	9,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Washington—1.7%		
Pierce County Economic Development Corporation Industrial Revenue, VRDN (Seatac Packaging Project) 1.85% (LOC; HSBC Bank USA)	5,300,000 [a]	5,300,000
State of Washington, GO Notes, VRDN, Merlots Program 1.74% (Insured; MBIA and LOC; Wachovia Bank)	3,965,000 [a]	3,965,000
Washington Housing Finance Commission, MFHR, VRDN (Holly Village Senior Living) 1.72% (Insured; FNMA and Liquidity Facility; FNMA)	6,600,000 [a]	6,600,000
Wyoming—2.9%		
Campbell County, IDR (Two Elk Power Generation Station Project) 2.40%, 12/2/2004 (LOC; Bayerische Landesbank)	27,200,000	27,200,000
Total Investments (cost $939,822,299)	**101.9%**	**939,822,299**
Liabilities, Less Cash and Receivables	**(1.9%)**	**(17,281,860)**
Net Assets	**100.0%**	**922,540,439**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
BAN	Bond Anticipation Notes	**IDR**	Industrial Development Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
EDR	Economic Development Revenue	**LOR**	Limited Obligation Revenue
FGIC	Financial Guaranteed Insurance Company	**LR**	Lease Revenue
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLMC	Federal Home Loan Mortgage Corporation	**MFHR**	Multi-Family Housing Revenue
FNMA	Federal National Mortgage Association	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GIC	Guaranteed Investment Contract	**TAN**	Tax Anticipation Notes
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
		VRDN	Variable Rate Demand Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	88.2
AAA, AA, A [b]		Aaa, Aaa, A [b]		AAA, AA, A [b]	6.3
Not Rated [c]		Not Rated [c]		Not Rated [c]	5.5
					100.0

[†] *Based on total investments.*

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	939,822,299	939,822,299
Interest receivable		2,942,866
Prepaid expenses and other assets		23,393
		942,788,558
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		402,199
Cash overdraft due to Custodian		15,719,171
Payable for investment securities purchased		4,028,587
Payable for shares of Common Stock redeemed		18,260
Accrued expenses		79,902
		20,248,119
Net Assets ($)		**922,540,439**
Composition of Net Assets ($):		
Paid-in capital		922,540,439
Net Assets ($)		**922,540,439**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		924,237,907
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**6,296,267**
Expenses:	
Management fee–Note 2(a)	2,293,618
Shareholder servicing costs–Note 2(b)	237,505
Custodian fees	41,973
Directors' fees and expenses–Note 2(c)	34,308
Professional fees	28,359
Registration fees	19,392
Prospectus and shareholders' reports	14,177
Miscellaneous	14,905
Total Expenses	**2,684,237**
Investment Income–Net, representing net increase in net assets resulting from operations	**3,612,030**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31, 2004
Operations ($):		
Investment Income–Net, representing net increase in net assets resulting from operations	**3,612,030**	**4,628,471**
Dividends to Shareholders from ($):		
Investment income–net	(3,612,030)	(4,628,471)
Net realized gain on investments	–	(79,830)
Total Dividends	**(3,612,030)**	**(4,708,301)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	652,520,387	1,813,024,799
Dividends reinvested	1,780,031	1,910,657
Cost of shares redeemed	(713,722,159)	(1,737,656,960)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(59,421,741)**	**77,278,496**
Total Increase (Decrease) in Net Assets	**(59,421,741)**	**77,198,666**
Net Assets ($):		
Beginning of Period	981,962,180	904,763,514
End of Period	**922,540,439**	**981,962,180**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2004 (Unaudited)	Year Ended May 31,				
		2004	2003	2002	2001	2000
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.004	.005	.008	.015	.034	.030
Distributions:						
Dividends from investment income−net	(.004)	(.005)	(.008)	(.015)	(.034)	(.030)
Distributions from net realized gains	−	(0.00)[a]	−	−	−	−
Total Distributions	(.004)	(.005)	(.008)	(.015)	(.034)	(.030)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.80[b]	.49	.84	1.51	3.46	3.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[b]	.59	.59	.58	.59	.62
Ratio of net investment income to average net assets	.79[b]	.49	.83	1.50	3.39	3.00
Net Assets, end of period ($ x 1,000)	922,540	981,962	904,764	1,025,306	920,718	829,854

[a] Amount represents less than $.001 per share.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At November 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2004 was as follows: tax exempt income $4,628,471 and long-term capital gains $79,830. The tax character of current year distributions will be determined at the end of the current fiscal year.

At November 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2004, the fund was charged $137,186 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2004, the fund was charged $68,937 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $371,624, shareholder services plan fees $6,638 and transfer agency per account fees $23,937.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

**Dreyfus
Municipal Money
Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910SA1104